FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$1,169,002,000	None (1)
Medium-Term Notes	US$ -	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 6, 123 Albert Street Brisbane, Queensland 4000 Australia	Mark Gray Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(vii) Queensland’s Budget Papers for 2014-15, as Exhibit (c)(viii) the Queensland Treasury Corporation’s 2014-15 Indicative Borrowing Program Update and as Exhibit (f)(iii) the Queensland Government Document Entitled “The Strongest & Smartest Choice: Queensland’s Plan for Secure Finances and a Strong Economy”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 5th day of June, 2014.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 3rd day of June, 2014.

GOVERNMENT OF QUEENSLAND

By:	/s/ Alex Beavers
on behalf of
	Name:	The Honourable Tim Nicholls MP
	Title:	Treasurer and Minister for Trade

INDEX TO EXHIBITS

Exhibit (c)(vii) -	Queensland’s Budget Papers for 2014-15.

Exhibit (c)(viii) -	Queensland Treasury Corporation’s 2014-15 Indicative Borrowing Program Update.

Exhibit (f)(iii) -	The Queensland Government Document Entitled “The Strongest & Smartest Choice: Queensland’s Plan for Secure Finances and a Strong Economy”.